Rule 424(b)(5)
                                               Registration No. 33-59659

         AMENDED PROSPECTUS SUPPLEMENT
         (TO PROSPECTUS DATED SEPTEMBER 5, 1995)

         2,875,000 SHARES

         HECLA MINING COMPANY

         COMMON STOCK
         ($0.25 PAR VALUE)


         The outstanding shares of common stock, par value $0.25 per share ("Common Stock") of Hecla Mining Company ("Hecla" or the "Company") are, and the shares of Common Stock offered hereby (the "Shares") will be, listed on the New York Stock Exchange (the "NYSE") under the symbol "HL." On January 22, 1996, the last reported sale price of the Common Stock as reported on the NYSE Composite Tape was U.S.$8.50 per share. See "Recent Developments -- Other Information."

         SEE "RISK FACTORS" BEGINNING AT PAGE 7 OF THE PROSPECTUS AC-COMPANYING THIS PROSPECTUS SUPPLEMENT, AND "RECENT
         DEVELOPMENTS" BEGINNING AT PAGE S-3 OF THIS PROSPECTUS
         SUPPLEMENT, FOR A DISCUSSION OF CERTAIN INFORMATION THAT SHOULD BE CAREFULLY CONSIDERED BY PROSPECTIVE INVESTORS IN THE COMMON STOCK.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COM-MISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADE-QUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PRO-SPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OF-FENSE.


                           PRICE TO        UNDERWRITING    PROCEEDS TO
                           PUBLIC(1)       DISCOUNT(1)(2)  THE COMPANY(3)
         Per Share.......  $8.25           $0.55           $7.70
         Total...........  $23,718,750.00  $1,581,250.00   $22,137,500.00

         (1) Plus a service charge of between $0.02 and $0.10 per share payable by the purchaser to Salomon Brothers Inc (the "Underwriter").
         (2) Hecla has agreed to indemnify the Underwriter against certain liabilities, including liabilities under applicable securities laws. See "Underwriting."
         (3) Before deducting expenses payable by Hecla estimated at $200,000.





         The Shares are offered subject to receipt and acceptance by the Underwriter, to prior sale and to the Underwriter's right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Shares will be made at the offices of Salomon Brothers Inc, Seven World Trade Center, New York, New York or through the facilities of The Depositary Trust Company, on or about January 26, 1996.




         SALOMON BROTHERS INC


         The date of this Amended Prospectus Supplement is January 23,
         1996.









                      [This Page Intentionally Left Blank.]














































                   The information in this Prospectus Supplement is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto appearing or incorporated by reference in the accompanying Prospectus.
         In determining whether to purchase the Shares being offered, prospective investors should carefully consider the information contained in this Prospectus Supplement, the accompanying Pro-spectus and incorporated by reference therein. References to "Hecla" and the "Company" in this Prospectus Supplement and the accompanying Prospectus include Hecla Mining Company and its subsidiaries.


                                   THE COMPANY

                   The Company, originally incorporated in 1891, is principally engaged in the exploration, development, mining and processing of precious and non-ferrous metals, including gold, silver, lead and zinc, and certain industrial minerals. The Company has experienced losses from operations for the first nine months of 1995 and each of the last five years. See "Risk Factors -- Recent Losses" in the accompanying Prospectus and "Recent Developments" herein.

                   The Company's principal executive offices are located at 6500 Mineral Drive, Coeur d'Alene, Idaho 83814, and its tel-ephone number at such address is (208) 769-4100.


                               RECENT DEVELOPMENTS

                   The following information should be read in conjunc-tion with the information contained in the accompanying Pro-spectus to which this Prospectus Supplement pertains, including the documents incorporated by reference in the accompanying Prospectus and the information under the caption "Risk Factors" beginning on page 7 of the accompanying Prospectus.

         THIRD QUARTER RESULTS; GROUSE CREEK PROJECT

                   The Company reported a net loss applicable to holders of Common Stock for the third quarter of 1995 of $104.7 mil-lion, or $2.17 per share of Common Stock compared to a loss of $1.2 million or $0.03 per share of Common Stock for the 1994 third quarter period. The 1995 third quarter loss included a nonrecurring asset write-down of the entire $97 million carry-ing value of the Company's 80% interest in the Grouse Creek gold mine in central Idaho and a write-down totalling $0.4 mil-lion for the Company's interest in the Consolidated Silver Corporation's Silver Summit Mine.








                   During the third quarter of 1995 and continuing into the fourth quarter 1995, the Grouse Creek mine, which began production in December 1994, experienced significantly higher than expected operating costs per ounce of gold and signifi-cantly less than expected operating margins resulting from higher than expected start-up costs and lower than expected gold ore grade. Mining to date has indicated that mill grade ore occurs in thinner, less continuous structures than origi-nally interpreted. Based on its periodic review of the carry-ing values of the Company's mining properties, the Company de-termined that a 1995 third quarter carrying value adjustment totaling $97.0 million was required to properly reflect the estimated net realizable value of its interest in the Grouse Creek joint venture. The amount of the adjustment was based on the Company's carrying value of its interest in the Grouse Creek mine in excess of estimated discounted future cash flows. A revised life-of-mine cash flow analysis was developed early in the fourth quarter of 1995 for this purpose which recognizes the geologic complexity of the Sunbeam deposit as determined from mining experience to date and includes a revised interpre-tation of the geologic data. The Company currently plans to continue mining on the Sunbeam pit through June 1996 and per-form further ore confirmation drilling of the Grouse deposit to evaluate the feasibility of mining operations beyond June 1996. The Company's Board of Directors is currently expected to make a decision during the second quarter of 1996 whether to con-tinue development of the Grouse Creek mine.

                   As a result of changes to the mining plan (which con-tinues to be developed) for the Grouse Creek mine and to a lesser extent from 1995 production, the Company expects its proven and probable gold and silver reserves as of December 31, 1995 to be reduced significantly. The Company's share of proven and probable gold and silver reserves as of December 31, 1995 for the Grouse Creek joint venture are preliminarily esti-mated to be 299,000 troy ounces and 8,571,000 troy ounces, re-spectively, based upon gold and silver prices per troy ounce of $390.00 and $5.50, respectively. See "Risk Factors -- Re-serves" in the accompanying Prospectus.

                   Because the Grouse Creek mine ore grades have fallen far short of expectations, the Company is not certain of its 20% joint venture partner's, Great Lakes Minerals Inc. ("Great Lakes"), ability in this project to fund future cash calls. Great Lakes was in arrears on funding past joint venture cash calls totalling $2.2 million as of September 30, 1995. Pursu-ant to a November 27, 1995 agreement entered into between the Company and Great Lakes, cash calls totalling $2.2 million as of September 30, 1995, were forgiven by the Company in exchange









         for Great Lakes granting the Company certain warrants to pur-chase Great Lakes' common stock ("Great Lakes Warrants") and a royalty totalling $2.3 million payable out of 25% of the pro-ceeds (after cash operating costs) received by Great Lakes from its share of Grouse Creek production. As of December 31, 1995, the Company has recorded a receivable from Great Lakes of $1.3 million, which is the Company's estimated present value of the Great Lakes Warrants and the royalty payments owed it by Great Lakes. In addition, the Company has been advised that Great Lakes anticipates that it will elect to dilute its joint ven-ture interest rather than pay its share of any future capital required to be contributed to the Grouse Creek project. See "Risk Factors -- Joint Venture Arrangements" in the accompany-ing Prospectus.

                   The third quarter of 1995 loss also included $4.8 million in accruals for environmental remediation at other properties and write-downs of certain common stock investments. Before write-downs and accruals, the Company had a loss for the third quarter of 1995 of $2.6 million, or $0.05 per share of Common Stock, on revenue of $45.4 million after a $2 million quarterly dividend payment to holders of the Company's out-standing preferred stock. The third quarter of 1995 results also included a $3.2 million gain on the sale of the Company's Apex processing facility located in southern Utah. For the first nine months of 1995, the Company showed a net loss ap-plicable to holders of Common Stock of $109.0 million, or $2.26 per share of Common Stock, on revenue of $125.6 million.

                   For the fiscal year ended December 31, 1995, the Com-pany is currently anticipating a net loss applicable to holders of Common Stock in the range of $108.0 million to $113.0 mil-lion after preferred stock dividends totaling $8.1 million for the year.

                   See "Risk Factors -- Recent Losses" in the accompany-ing Prospectus.

         PROPOSED CAPITAL EXPENDITURES

                   Based upon the budget approved by the Company's Board of Directors, the Company estimates that capital expenditures to be incurred in 1996, excluding those incurred in connection with the Grouse Creek property, will be approximately $32.8 million, including capitalized interest of $2.6 million. These expenditures consist primarily of development expenditures at the Greens Creek mine ($21.2 million), the Rosebud project ($2.6 million), and the Lucky Friday-Gold Hunter project ($3.2 million), as well as expenditures at other operating locations totaling $3.3 million. Depending upon the determination to be








         made with respect to further development of the Grouse Creek property and the portion of contribution made by Great Lakes (if any), 1996 capital expenditures at Grouse Creek are ex-pected to be between $0.1 million and $12.9 million. These proposed capital expenditures will depend, in large part, on the Company's ability to obtain the required funds in addition to those expected to be available from operations and amounts available under its revolving and term loan credit facility (see "-- Bank Credit Facility"). The expected 1996 capital ex-penditures referred to above for the Rosebud project totaling $2.6 million, represent an estimate of costs to maintain the present status of the project until a decision is made to de-velop the property. Construction of the Rosebud project will be deferred until adequate financing arrangements can be made. See "Risk Factors -- Project Development Risks" in the ac-companying Prospectus.

         BANK CREDIT FACILITY

                   On October 1, 1995, the Company amended the terms of its August 30, 1994 unsecured revolving and term loan facility with a group of banks (as amended, the "Credit Facility"). Un-der the amended terms of the Credit Facility, the Company can borrow up to $55.0 million. Amounts may be borrowed on a re-volving credit basis through July 31, 1998, and are repayable in eight quarterly installments beginning on October 31, 1998. The Company may select a floating rate based on the primary bank's prime interest rate or fixed interest rates for up to six months. The fixed interest rates are based on LIBOR or the CD rate and range from LIBOR +0.8% or the CD rate +0.8% to LI-BOR +1.425% or the CD rate + 1.425% depending on the level of outstanding borrowings. To maintain compliance with the cove-nants of the Credit Facility, the Company must maintain a 1.5 to 1.0 current ratio and a defined fixed charge coverage ratio of 1.5 to 1.0. As of September 30, 1995, the Company was in compliance with all restrictive covenants of the Credit Facil-ity. Amounts available under the Credit Facility are based on a debt to cash flow calculation, which must not exceed a maxi-mum of 4.0 to 1.0. As of September 30, 1995, December 31, 1995 and January 22, 1996, there was $30.0 million, $35.0 million and $42.0 million, respectively, outstanding under the Credit Facility classified as long-term debt.

                   The Company is currently negotiating amendments to the Credit Facility. Under the proposed amended terms, the Company will continue to be able to borrow up to $55.0 million. Under the proposed terms, the Company will continue to be able to select a floating rate based on the primary bank's prime interest rate or fixed interest rates for up to six months.
         The fixed interest rates as proposed to be revised are based on








         LIBOR or the CD rate and range from LIBOR +1.175% or the CD rate +1.175% to LIBOR +1.775% or the CD rate +1.775% depending on the level of outstanding borrowings. The proposed amended terms provide for the facility to be secured including the pledging of 100% of the stock of subsidiary guarantors and pro-viding the lenders under the Credit Facility a first lien on accounts receivable. To maintain compliance with the covenants of the Credit Facility, under the proposed amended terms the Company would be required to maintain a 1.5 to 1.0 current ra-tio and a defined fixed charge coverage ratio of 1.2 to 1.0 through June 30, 1997, then 1.5 to 1.0 thereafter. In addi-tion, the Company would be required to maintain a minimum tan-gible net worth of $150 million through June 30, 1996 and $165 million thereafter, plus 50% of net income earned after Decem-ber 31, 1995 and 100% of equity raised after July 1, 1996. As of December 31, 1995, the Company believes that it was in com-pliance with all restrictive covenants of the Credit Facility (and would be in compliance with all restrictive covenants in the Credit Facility as currently proposed to be amended) al-though final results for the year ended December 31, 1995 are not yet available. Under the Credit Facility as proposed to be amended, amounts available under the facility are based on a debt to cash flow calculation, which must not exceed a maximum of 3.75 to 1.0 through December 31, 1996, then 3.5 to 1.0 through December 31, 1997, then 3.0 to 1.0 thereafter. There can be no assurance that the Company will be able to success-fully conclude negotiations with respect to the proposed amend-ments to the Credit Facility.

         OTHER INFORMATION

                   The average closing metal prices for 1995 for gold, silver, lead and zinc were $384.16 per troy ounce (based on London final), $5.19 per troy ounce (based on Handy & Harman), $0.29 per pound (based upon London Metals Exchange -- Cash), and $0.47 per pound (based upon London Metals Exchange -- Spe-cial High Grade -- Cash), respectively. On January 22, 1996, the closing prices of these metals were: gold -- $402.20 per troy ounce; silver -- $5.51 per troy ounce; lead -- $0.32 per pound; and zinc -- $0.46 per pound. See "Risk Factors -- Metal Price Volatility" in the accompanying Prospectus.

                   In the normal course of its business, the Company uses forward sales commitments and commodity put and call op-tion contracts to manage its exposure to fluctuations in the prices of certain metals which it produces. As of September 30, 1995, the Company had forward sales commitments through January 1997 for 17,500 troy ounces of gold at an average price of $409.95 per troy ounce. The Company has also purchased op-tions to put 63,900 troy ounces of gold to the counterparties








         at an average price of $389.24 per troy ounce. Concurrently, the Company sold options to allow the counterparties to call 63,900 troy ounces of gold from the Company at an average price of $466.38 per troy ounce. There was no net cost associated with the purchase and sale of these options which expire, in tandem, on a monthly basis through December 1997. As of Sep-tember 30, 1995 the estimated fair value of the Company's pur-chased gold put options was approximately $521,000. If the Company had chosen to close its offsetting short gold call op-tion positions, it would have incurred a liability of ap-proximately $82,000. The London Final gold price, at September 30, 1995 and December 31, 1995, was $384.00 and $387.00 per
         troy ounce, respectively. On January 5, 1996, an additional 12,000 troy ounces of gold were sold forward at the price of $396.72 per troy ounce. The nature and purpose of these for-ward sales contracts does not presently expose the Company to any significant net loss. See "Risk Factors -- Hedging Activi-ties" in the accompanying Prospectus."

                   The high and low closing prices per share for the Common Stock as reported on the NYSE Composite Tape for the first, second, third and fourth quarters of 1995 were: $11.75 and $8.625, $12.25 and $10.125, $13.00 and $10.00, and $12.375
         and $6.625, respectively.


                                   THE OFFERING

         Common Stock Offered........    2,875,000 Shares

         Common Stock outstanding(1):
           Before the Offering (2)...   48,255,252 Shares
           After the Offering........   51,130,252 Shares
         _________________
         (1) Excludes options to purchase shares of Common Stock, which as of January 22, 1996 consisted of 314,077 shares of Com-mon Stock underlying outstanding stock options.
         (2)  As of January 22, 1996.


                                 USE OF PROCEEDS

                   The net proceeds to the Company from the sale of the Shares are estimated to be $21,937,500, after payment of ex-penses by the Company estimated to be $200,000. Initially, the Company will use such proceeds to repay indebtedness under its existing $55.0 million revolving and term loan Credit Facility. As of January 22, 1996, approximately $42.0 million was out-standing under the Credit Facility at an average interest rate of 6.86% as of such date. See "Recent Developments -- Bank








         Credit Facility." The Company has budgeted capital expendi-tures for 1996 in excess of $32.8 million (excluding capital expenditures in connection with the Grouse Creek property) in-cluding capitalized interest of $2.6 million and currently an-ticipates that it will make borrowings under the Credit Facil-ity to make capital expenditures, in particular its obligations with respect to the planned reopening of the Greens Creek mine. See "Recent Developments -- Proposed Capital Expenditures."


                        RATIO OF EARNINGS TO FIXED CHARGES

                   The Company's ratio of earnings to fixed charges was inadequate to cover fixed charges by $1.0 million in 1990, $18.2 million in 1991, $57.6 million in 1992, $22.3 million in 1993, $26.0 million in 1994, $5.3 million in the first nine months of 1994 and $103.5 million in the first nine months of 1995. However, earnings for these periods reflect write-downs and other non-cash charges of $30.9 million in 1990, $25.7 mil-lion in 1991, $59.0 million in 1992, $19.1 million in 1993,
         $34.0 million in 1994, $12.0 million in the first nine months of 1994 and $120.5 million in the first nine months of 1995. For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before the cumulative effect of accounting changes, income taxes and fixed charges, adjusted to exclude capitalized interest. Fixed charges con-sist of total interest, whether expensed or capitalized, divi-dends on preferred stock, amortization of debt expense and one-third of rents, which is deemed representative of an interest factor.


                                   UNDERWRITING

                   Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell, and the Underwriter has agreed to purchase from the Company 2,875,000 Shares. Under the terms and conditions of the Underwriting Agreement, the Underwriter is committed to take and pay for all of the Shares, if any are taken. The Company has been advised by the Underwriter that it proposes initially to offer the Shares to the public at the public offering price set forth on the cover page of this Prospectus Supplement. After the ini-tial public offering, the public offering price may be changed.

                   The Company has agreed that it will not, for a period of 90 days after the date hereof, without the prior written consent of the Underwriter, offer, sell or contract to sell, or otherwise dispose of directly or indirectly, shares of Common Stock or any securities convertible into, or exchangeable for,








         shares of Common Stock (other than the Common Stock offered hereby or pursuant to existing stock option or other incentive or benefit plans of the Company, arrangements made to persons becoming an employee of the Company, or pursuant to the Company's junior preferred share purchase rights).

                   The Underwriting Agreement provides that the Company will indemnify the Underwriter against certain liabilities, in-cluding liabilities under the Act, or contribute to payments that the Underwriter may be required to make in respect there-of.

                   Salomon Brothers Inc has performed various investment banking services for the Company in the ordinary course of business for which it has received customary compensation. In addition, the Underwriter has been a co-manager of the Com-pany's last two public offerings.


                                  LEGAL OPINIONS

                   Certain legal matters in connection with the Shares offered hereby will be passed upon for Hecla by Wachtell, Lip-ton, Rosen & Katz, New York, New York, and for the Underwriter by Shearman & Sterling, New York, New York.


                                     EXPERTS

                   The consolidated balance sheets as of December 31, 1994 and 1993 and the consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994 included in the Company's Annual Report on Form 10-K for the year ended December 31, 1994, as amended by the Company's Form 10-K/A (Amendment No. 1), incorporated by reference in this Prospectus have been incorporated herein in reliance on the report, which includes an explanatory paragraph concerning changes in ac-counting for income taxes and post-retirement benefits other than pensions in 1992, and accounting for investments in 1994 of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and audit-ing.

                   The report of Coopers & Lybrand on the consolidated financial statements of the Company as of December 31, 1993 and for each of the two years in the period ended December 31, 1993 is based in part on the report of Deloitte & Touche, chartered accountants, on the financial statements of Equinox Resources, Ltd., as of December 31, 1993, and for the year then ended, the








         two months ended December 31, 1992, and the year ended October 31, 1992, given on the authority of that firm as experts in accounting and auditing.



















































No dealer, salesperson or other person has            2,875,000 SHARES
been authorized to give any information or to
make any representations, other than those con-
tained in or incorporated by reference in this
Prospectus Supplement or the Prospectus, in con-
nection with the offer made by this Prospectus
Supplement and Prospectus and, if given or made,
such information or representations must not be
relied upon as having been authorized by the
Company or any underwriter or dealer.  Neither
the delivery of this Prospectus Supplement or
the Prospectus nor any sale made hereunder
shall, under any circumstances, create an impli-
cation that there has been no change in the
facts set forth in this Prospectus Supplement
and Prospectus, or in the affairs of the Company
since the date hereof.  This Prospectus Supple-
ment and the Prospectus do not constitute an          HECLA MINING COMPANY
offer or solicitation by anyone in any jurisdic-
tion in which such offer or solicitation is not
authorized or in which the person making such
offer or solicitation is not qualified to do so
or to anyone to whom it is unlawful to make such      COMMON STOCK
offer or solicitation.                                ($0.25 PAR VALUE)
                                 ______________

                TABLE OF CONTENTS
                                            PAGE
              PROSPECTUS SUPPLEMENT

The Company..............................   S-3
Recent Developments......................   S-3
The Offering.............................   S-8
Use of Proceeds..........................   S-8
Ratio of Earnings to Fixed Charges.......   S-9
Underwriting.............................   S-9
Legal Opinions...........................   S-10
Experts..................................   S-10

                   PROSPECTUS

Available Information....................   2         SALOMON BROTHERS INC
Information Incorporated by Reference....   3
The Company..............................   5
Risk Factors.............................   7
Use of Proceeds..........................   20
Ratio of Earnings to Fixed Charges.......   20
Description of Debt Securities...........   20
Description of Preferred Stock...........   42
Description of Common Stock..............   44
Description of Depositary Shares.........   44
Description of Warrants..................   48
Current Capital Structure................   50
Certain Provisions of the Amended
  and Restated Certificate of
  Incorporation and By-Laws..............   54
Certain U.S. Federal Income Tax
  Considerations.........................   56        AMENDED PROSPECTUS
Plan of Distribution.....................   71        SUPPLEMENT
Legal Opinions...........................   73
Experts..................................   73        DATED JANUARY 23, 1996